UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras approves corporate restructuring in Petrobras Distribuidora

Rio de Janeiro, August 25, 2017 - Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors approved the corporate restructuring of its full subsidiary, Petrobras Distribuidora S.A. (BR), which implies the execution of the following operations:

1. Capital Contribution of Petrobras in BR, for the value of approximately R$
6.3 billion;

2. Partial split-off of BR, which consists in the separation of the receivables held by BR resulting from debt acknowledgement agreement with the Eletrobras
System that have been collateralized by payables from the Brazilian Energy
Development Account (Conta de Desenvolvimento Energético ‐ CDE) and the receivables held by BR with other societies of the Petrobras System. The splited part will be incorporated in Downstream Participações Ltda. (“Downstream”), a
subsidiary of which social capital belongs fully to Petrobras;

3. Incorporation of Downstream in Petrobras.

The resource generated by the operation of capital contribution will be fully used for the pre-payment of debts, contracted previously by BR and secured by
Petrobras.

Since it is a restructuring between societies that the total social capital belongs to Petrobras, the operations will be performed considering the companies book value based on the assessment report, not impacting their results. The operation also does not generate a relevant impact in the Shareholders’ equity of Petrobras and BR.

The information about the receivables of the electric sector are available in the financial statements consolidated (ITR) of the 2nd quarter of 2017 of
Petrobras, as per the explanatory note 7.4. “Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)" and in the financial statements of the fiscal year of 2016 of BR, as per the explanatory note 7.2 Composition - Electric Sector (7.2 “Composição – Setor
elétrico (Sistema isolado)”).

This operation is still subject to the approval of the Shareholders General
Meeting of BR and by the Meeting of the Partners of Downstream, as well as the declaration of the Coordination and Governance Department of the State-Owned
companies - SEST, in the terms of the Decree No. 9.035/2017. The incorporation of Downstream will still be subject to deliberation by the competent corporate entities.

______________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: August 25, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer